FILED PURSUANT TO RULE 424(B)(3)
                                                    FILE NUMBER: 333-77055
                                                    SUPPLEMENT NO. 10 TO BE USED
                                                    WITH SUPPLEMENTS NO. 9, 8,
                                                    7, 6 AND 5 AND PROSPECTUS
                                                    DATED AUGUST 3, 1999


                     SUPPLEMENT NO. 10 DATED MARCH 26, 2001
                       TO PROSPECTUS DATED AUGUST 3, 1999
                               APPLE SUITES, INC.

     The following information supplements the prospectus of Apple Suites, Inc. dated August 3, 1999 and is part of the prospectus. This Supplement No. 10 relates to matters that have changed or occurred since December 19, 2000. Other important matters were discussed in Supplement No. 5 (which incorporated and replaced all prior Supplements), Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE PROSPECTUS, SUPPLEMENT NO. 5, SUPPLEMENT NO. 6, SUPPLEMENT NO. 7, SUPPLEMENT NO. 8, SUPPLEMENT NO. 9 AND SUPPLEMENT NO. 10.

                     TABLE OF CONTENTS FOR SUPPLEMENT NO. 10

Status of the Offering....................................................   S-2
Recent Developments.......................................................   S-2
Selected Financial Data...................................................   S-3
Index to Financial Statements and Related Management's Discussion and
   Analysis of Financial Statements and Results of Operations.............   F-1

     The prospectus and the supplements contain forward-looking statements within the meaning of the federal securities laws which are intended to be covered by the safe harbors created by those laws. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions. All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

                             STATUS OF THE OFFERING

     We completed the minimum offering of common shares at $9 per share on August 23, 1999. We are continuing the offering at $10 per common share in accordance with the prospectus.

     As of March 26, 2001, we had closed on the following sales of our common shares:

                                                        PROCEEDS NET OF SELLING
          PRICE PER       NUMBER OF          GROSS     COMMISSIONS AND MARKETING
        COMMON SHARE  COMMON SHARES SOLD    PROCEEDS       EXPENSE ALLOWANCE
        ------------  ------------------    --------       -----------------

           $  9             1,666,666    $ 15,000,000         $ 13,500,000
           $ 10             9,829,485    $ 98,294,853         $ 88,465,368
                         ------------    ------------         ------------
                TOTALS     11,496,151    $113,294,853         $101,965,368
                         ============    ============         ============

                              RECENT DEVELOPMENTS

         This Supplement contains financial statments and data as of and for the year ended December 31, 2000.




                  [Remainder of Page Intentionally Left Blank]


                            SELECTED FINANCIAL DATA

                                                   YEAR ENDED        MARCH 26, 1999 THROUGH
                                                DECEMBER 31, 2000    DECEMBER 31, 1999 (B)
                                                -----------------    ---------------------
REVENUES:
Lease revenue ...................................   $  15,807,258          $   2,518,031
Interest income and other revenue ...............         395,671                169,086
                                                    -------------          -------------
Total revenue ...................................      16,202,929              2,687,117
EXPENSES:
Taxes, insurance, and other .....................       2,018,747                426,592
General and administrative ......................       1,048,212                153,807
Depreciation ....................................       2,990,381                496,209
Ground lease ....................................          64,786                     --
Interest ........................................       6,611,716              1,245,044
                                                    -------------          -------------
Total expenses ..................................      12,733,842              2,321,652
                                                    -------------          -------------
Net income ......................................   $   3,469,087          $     365,465
                                                    =============          =============
Per Share
Earnings per share--basic and diluted ...........   $        0.66          $        0.14
Distributions to common shareholders ............   $        1.02          $        0.33
Weighted-average common shares outstanding--basic       5,274,633              2,648,196
                                                    -------------          -------------
BALANCE SHEET DATA:
Cash and cash equivalents .......................   $   2,653,058          $     581,344
Investment in hotels, net .......................   $ 124,576,257          $  93,719,632
Total assets ....................................   $ 134,073,848          $  99,489,008
Notes payable--secured ..........................   $  57,670,866          $  68,569,500
Shareholders equity .............................   $  72,964,622          $  28,098,000
                                                    -------------          -------------
OTHER DATA
CASH FLOW FROM:
Operating activities ............................   $   5,512,154          $     548,015
Investing activities ............................   $ (10,987,264)         $ (28,411,941)
Financing activities ............................   $   7,546,824          $  28,445,170
Number of hotels owned at end of period .........              13                     11
                                                    -------------          -------------
FUNDS FROM OPERATIONS CALCULATION:
Net income ......................................   $   3,469,087          $     365,465
Depreciation ....................................   $   2,990,381          $     496,209
Start-up costs ..................................   $          --          $      22,002
                                                    -------------          -------------
Funds from operations (a) .......................   $   6,459,468          $     883,676
                                                    =============          =============

---------------
(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles-GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company's activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

(b) The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999.

                               APPLE SUITES, INC.
                          INDEX TO FINANCIAL STATEMENTS
                                       AND
                  RELATED MANAGEMENT'S DISCUSSION AND ANALYSIS


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS......................................................................         F-2
CONSOLIDATED FINANCIAL STATEMENTS
APPLE SUITES, INC.
------------------
     Independent Auditors' Report...................................................................          F-8
     Consolidated Balance Sheets as of December 31, 2000 and December 31, 1999......................          F-9
     Consolidated Statement of Operations for the Year Ended December 31, 2000
        and the Period March 26, 1999 through December 31, 1999.....................................          F-10
     Consolidated Statement of Shareholders' Equity for the Year Ended
        December 31, 2000 and the Period March 26, 1999 through December 31, 1999...................          F-10
     Consolidated Statement of Cash Flows for the Year Ended December 31, 2000 and
        the Period March 26, 1999 through December 31, 1999.........................................          F-11
     Notes to the Consolidated Financial Statements.................................................          F-12
APPLE SUITES MANAGEMENT, INC.
-----------------------------
     Independent Auditors' Report...................................................................          F-24
     Consolidated Balance Sheets as of December 31, 2000 and December 31, 1999......................          F-25
     Consolidated Statement of Operations and Retained Deficit for the Year Ended
        December 31, 2000 and the Period March 11, 1999 through December 31, 1999...................          F-26
     Consolidated Statement of Cash Flows for the Year Ended December 31, 2000
        and the Period March 11, 1999 through December 31, 1999.....................................          F-27
     Notes to Consolidated Financial Statements.....................................................          F-28


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     (By Apple Suites, Inc. for the Dates or Periods, as Applicable, Addressed by the Accompanying Financial Statements)

     This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the company to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include the ability of the company to implement its acquisition strategy and operating strategy; the company's ability to manage planned growth; changes in economic cycles; competitors within the extended-stay hotel industry; and the ability to repay or refinance debt as it becomes due. Although the company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this annual report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the results or conditions described in such statements or the objectives and plans of the company will be achieved.

GENERAL

     Apple Suites, Inc., together with its subsidiaries (the "company"), owns upscale extended-stay hotels. During 2000, the company acquired two hotels with 235 suites from Promus Hotels, Inc. ("Promus"), a wholly-owned subsidiary of Hilton Hotels Corporation ("Hilton"). The hotels were acquired for an aggregate purchase price of $30,374,000 ($22,780,500 was financed with two short-term notes bearing a fixed interest rate of 8.5%). These acquisitions brought the total number of hotels to 13 and total suites owned at year-end to 1,453.

     The REIT Modernization Act, which is effective January 1, 2001, permits REITs to establish taxable businesses to conduct certain previously disallowed business activities. The Act also reduces the REIT distribution requirement from 95% to 90% of its taxable income. On December 5, 2000, the company's Board of Directors approved the acquisition of Apple Suites Management, Inc. and its subsidiaries effective January 1, 2001. The company paid Mr. Glade M. Knight, the company's President and Chairman, $900,000 in exchange for all of the issued and outstanding stock of Apple Suites Management, Inc. The benefits to the company from the purchase may include: 1) a more direct relationship with the hotels and managers; 2) revenues in excess of required rental payments are the property of the company; and 3) elimination of potential conflicts of interest and potential reduction of certain administrative costs relative to the operation of the hotels and the administration of the leases. The company will record the $900,000 payment, plus the fair value of net liabilities of $470,190 in Apple Suites Management, Inc., as an expense for financial reporting purposes in the 2001 consolidated financial statements as the lessee's only business is its lease with the company.

     All of the company's hotels are leased to Apple Suites Management, Inc. or its subsidiary (the "lessee") pursuant to the master hotel lease agreements ("Percentage Leases"). Each Percentage Lease obligates the lessee to pay rent equal to the sum of a base rent and a percentage rent based on suite revenues and sundry other revenues of each hotel. The lessee's ability to make payments to the company pursuant to the Percentage Leases is dependent primarily upon the operations of the hotels. See Note 9 to the consolidated financial statements for further lease information.

     The lessee holds the franchise and market reservation agreement for each of the hotels, which are operated as Homewood Suites(R) by Hilton. The lessee engages a third-party manager, Promus, to operate the hotels. The company is externally advised and has contracted with Apple Suites Advisors, Inc. (the "Advisor") to manage its day-to-day operations and make investment decisions. The company has contracted with Apple Suites Realty Group, Inc. (ASRG) to provide brokerage and acquisition services in connection with its hotel acquisitions. During 2000, the lessee, the Advisor, and ASRG were all owned by Mr. Glade Knight, the company's Chairman. See Note 6 to the consolidated financial statements for further information on related-party transactions.

RESULTS OF OPERATIONS

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000 TO THE PERIOD SEPTEMBER 1, 1999 TO DECEMBER 31, 1999

     APPLE SUITES, INC. (THE COMPANY)

     The results of the company's operations for the year ended December 31, 2000 include the results of operations from the 11 hotel acquisitions in 1999 and the two hotels acquired in 2000 since their respective acquisition dates. As operations commenced September 1, 1999, an overall comparison of the years ended December 31, 2000 and 1999 would not be meaningful. The increased revenues and expenses for the year ended December 31, 2000 over the period September 1, 1999 to December 31, 1999 are primarily due to a full year of operations in 2000 of the 1999 acquisitions and the two hotels acquired in 2000 from their acquisition dates.

     Revenues. All of the company's lease revenue is derived from the Percentage Leases covering the hotels in operation with the lessee. Revenues increased to $16,202,929 in 2000 from $2,687,117, due to the above factors.

     The company's other income consists of interest income earned from the investments of its cash and cash reserves and interest earned from the promissory notes with the lessee for franchise fees, hotel supplies, and working capital. Interest income earned on cash and cash reserves was $270,211 in 2000 and $158,171 in 1999. Interest earned on the various notes was $125,460 in 2000 and $10,915 in 1999.

     Expenses. The expenses of the company consist of property taxes, insurance, general and administrative expenses, interest on notes payable, and depreciation on the hotels. Total expenses, exclusive of interest and depreciation, for the years ended December 31, 2000 and 1999 were $3,131,745 and $580,399 or 19% and 22%, respectively, of total revenue. The decrease in expenses, as a percentage of total revenue, is attributable to economies of scale realized and start-up costs incurred in 1999.

     Interest expense was $6,611,716 and $1,245,044 for the years ended December 31, 2000 and 1999, respectively. Interest in 1999 related to short-term notes with Hilton at an interest rate of 8.5%. Interest in 2000 represented interest on short-term notes with Hilton, a $50 million refinancing of short-term notes (see Notes Payable below), a $10 million gap loan, and the amortization of deferred financing costs. During 2000, the weighted-average interest rate on notes payable was 8.8%, including the impact of amortization of deferred financing costs.

     Depreciation expense was $2,990,381 and $496,209 for the years ended December 31, 2000 and 1999, respectively. The increase in depreciation expense for 2000 is attributable to an increase in investment in hotels and the additional time period covered.

     Taxes, insurance, and other were $2,018,747 and $426,592 for the years ended December 31, 2000 and 1999, or 12% and 16%, respectively, of total revenue. The decrease in the percentage of total revenue in 2000 is attributable to seasonality of revenues during the period September 1, 1999 to December 31, 1999 compared to the year ended December 31, 2000.

     General and administrative expense totaled 6% of total revenues in 2000 and 1999. These expenses represent the administrative expenses of the company. This percentage is expected to decrease as the company's asset base grows.

APPLE SUITES MANAGEMENT, INC. (THE LESSEE)

     The lessee incurred an operating loss for the periods ending December 31, 2000 and 1999 of $329,086 and $141,104 primarily due to the timing of the hotel acquisitions in 2000 and the seasonality of the hotel industry which affected the 1999 results. The 2000 hotel acquisitions occurred later than expected; thus, the full benefits of the economies of scale were not realized. Historically, the hotel industry has seasonal variations in occupancy that can be expected to cause quarterly fluctuations in the company's lease revenues, particularly in the fourth quarter.

     The results of the lessee's operations for the year ended December 31, 2000 include the results of operations from the 11 hotel acquisitions in 1999 and the two hotels acquired in 2000 since their respective acquisition dates. As operations commenced September 1, 1999, an overall comparison of the years ended December 31, 2000 and 1999 would not meaningful. The increased revenues and expenses for the year ended December 31, 2000 over the year ended December 31, 1999 are primarily due to a full year of operations in 2000 of the 1999 acquisitions and the two hotels acquired in 2000 from their acquisition dates.

     Revenues. The principal source of revenues is suite revenue. Suite revenue increased to $35,260,255 in 2000 from $5,335,925 in 1999. Total revenues increased to $37,225,833 from $5,671,075 for the years ended December 31, 2000 and 1999, respectively, due to the factors above.

     For the year ended December 31, 2000 and for the period September 1, 1999 to December 31, 1999 the average occupancy rate was 76% and 71%, average daily rate (ADR) was $94 and $83, and revenue per available suite (RevPAS) was $71 and $59, respectively. The increase in these performance measures is due to growth in revenues and to seasonality attributed to only four months of operation in 1999.

     Expenses. Total expenses for the years ended December 31, 2000 and 1999 were $37,554,919 and $5,812,179. Rent expense represented $15,807,257 for 2000 or 42% of total revenues and $2,518,031 for 1999 or 44% of total revenue. The decrease in the percentage of operating expenses to revenues is due to seasonality attributed to only four months of operations in 1999. The lessee contracts with Promus to manage the day-to-day operations of the hotels. The lessee pays Promus fees of 4% of total revenue for these functions. The lessee also pays Promus a fee of 4% of suite revenue for franchise licenses to operate as a Homewood Suites(R) by Hilton hotel and to participate in its reservation system. Total expense for these services was $4,203,049 in 2000 and $653,010 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Equity. There was a significant change in the company's liquidity during the year ended December 31, 2000, as the company continued to grow. During 2000, the company sold 5,236,934 shares of its common stock to its investors (including 196,194 common shares sold through distribution reinvestment), bringing the total number of shares outstanding to 8,666,348. The gross proceeds from the shares sold since the start of its "best efforts" offering in 1999, were $84,996,699, which netted $75,223,218 to the company after the payment of selling commissions and other offering costs.

     During 2000, the company acquired two hotels using proceeds from the company's ongoing "best efforts" offering and executing short-term borrowings. The company acquired two hotels with 235 suites for an aggregate purchase price of $30,374,000 during 2000. In conjunction with these acquisitions, the company executed notes in the aggregate amount of $22,780,500, $7,780,500 of which remained outstanding at December 31, 2000. During January and February 2001, the company paid Hilton the remaining balance on the loan from net equity proceeds.

     To support the lessee's obligations, the lessee has two funding commitments of $1 million each from Mr. Knight and ASRG, respectively (together "Payor"). The funding commitments are contractual obligations of the Payor to pay funds to the lessee. Funds paid to the lessee under the commitments are to be used to satisfy any capitalization or net worth requirements applicable to the lessee or the lessee's payment obligations under the lease agreements, do not represent indebtedness, and are not subject to interest. The funding commitments terminate upon the expiration of the Master Hotel Lease agreements, written agreement between the Payor and the lessee, transfer of ownership, or payment of all commitment amounts by the Payor to the lessee. As of December 31, 2000, no contributions have been made by the Payor to the lessee under the funding commitments. Per the terms of the company's acquisition of the lessee, effective January 1, 2001, these funding commitments will be cancelled.

     Notes payable. On September 8, 2000, the company refinanced much of its short-term debt with loans from a commercial bank in the amount of $60 million. The debt was made up of two notes: one $50 million long-term secured note and one $10 million gap loan. The proceeds were used to repay the remaining balance on the four promissory notes, totaling $56,569,500, the company executed in 1999 when acquiring 11 of the hotels. The $50 million secured loan has a term of 10 years, bears a fixed interest rate of 9% per annum, and is secured by 11 of our hotels. Prepayment penalties apply for early retirement. Repayment will be made in monthly principal and interest installments over the next 10 years. At December 31, 2000, the outstanding balance was $49,890,366. The $10 million loan was repaid on October 25, 2000, with proceeds from the company's equity offering. The loan bore an interest rate of 8.6% per annum.

     In conjunction with the purchase of 13 hotels, notes were executed by the company payable to the order of Hilton in the amount of $91,350,000 (two notes totaling $22,780,500 in 2000 and four notes totaling $68,569,500 in 1999). Notes payable totaling $68,569,500 were repaid with proceeds from the offering and the long-term loan described above. As of December 31, 2000, the company had repaid an $11,616,750 note which was executed in 2000 with proceeds from the offering. The remaining note, secured by our property in Boulder, Colorado, totaled $7,780,500 and bore a fixed interest rate of 8.5%. During January and February 2001, the company paid Hilton the remaining balance on the note from net equity proceeds.

     Cash and cash equivalents. Cash and cash equivalents totaled $2,653,058 at December 31, 2000.

     Capital requirements. The company has an ongoing capital commitment to fund its capital improvements. The company through the lessee is required under its management agreements with Promus to make available to the lessee for the repair, replacement, or refurbishing of furniture, fixtures, and equipment an amount up to 5% of suite revenue monthly on a cumulative basis, provided that such amount may be used for capital expenditures made by the company with respect to the hotels. The company expects that this amount will be adequate to fund the required repair, replacement, and refurbishments to maintain its hotels in a competitive condition.

     At December 31, 2000, $504,413 was held by Hilton for these capital improvement reserves. In addition, in accordance with the franchise agreements, $263,686 was held for Property Improvement Plans with a financial institution and treated as restricted cash. We capitalized improvements of $2,483,503 in 2000. The company had substantially completed renovations at five hotels required under the Property Improvement Plan and had one hotel undergoing renovations at December 31, 2000. The company plans to spend an additional $2 million on the existing hotels in 2001.

     The company plans to have monthly equity closings in 2001, until the offering is fully funded, or until such time as the company may opt to discontinue the offering. During January and February 2001, the company closed the sale to investors of 1,595,019 shares at $10 per share (including 84,365 common shares sold through distribution reinvestment) representing net proceeds to the company of $14,355,175. It is anticipated that the equity funds raised in 2001 will be invested in additional hotels and will be used to make principal payments on the notes incurred in conjunction with the existing acquisitions.

     Capital resources are expected to grow with the future sale of its shares. Approximately 43% of the 2000 common stock dividend distribution, or $1,765,741, was reinvested in additional common shares. In general, the company's liquidity and capital resources are believed to be more than adequate to meet its cash requirements during 2001, given the ongoing offering, cash flows from rental revenue, debt service requirements, and the acquisition of the lessee.

     The company is operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code. As a result, the company has no provision for taxes, and thus there is no effect on the company's liquidity from taxes.

     Inflation. Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operator's ability to raise room rates.

     Seasonality. The hotel industry historically has been seasonal in nature, reflecting higher occupancy rates primarily during the first three quarters of the year. Seasonal variations in occupancy at the company's hotels may cause quarterly fluctuations in the company's lease revenues, particularly during the fourth quarter, to the extent that it receives percentage rent. To the extent the cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in lease revenue, the company expects to utilize cash on hand or funds from equity raised through its "best efforts" offering to make distributions.

     Recent Accounting Pronouncements. Financial Accounting Standards Board Statement No. 138, "Accounting for Derivative Instruments and Hedging Activities" (Statement 138) became effective January 1, 2001. The company currently does not have any derivatives subject to this Statement.

     Market Risk Disclosures. At December 31, 2000, the company had an outstanding balance of $7,780,500 of short-term borrowings at a fixed interest rate of 8.5%. During January and February 2001, the company paid Hilton the remaining balance on the note from net equity proceeds.

     In addition, in 2000, the company secured 11 properties with $50 million of debt with a fixed interest rate of 9%. If market interest rates for fixed-rate debt were 100 basis points higher at December 31, 2000, the fair value of fixed-rate debt would have decreased from $50 million to $47.5 million. If market interest rates for fixed-rate debt were 100 basis points lower at December 31, 2000, the fair value of fixed-rate debt would have increased from $50 million to $53.8 million.

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
APPLE SUITES, INC.

     We have audited the accompanying consolidated balance sheets of Apple Suites, Inc. (the "company") as of December 31, 2000 and December 31, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2000 and for the period from March 26, 1999 through December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple Suites, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the year ended December 31, 2000 and for the period March 26, 1999 through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                         /s/ Ernst & Young LLP

Richmond, Virginia
February 16, 2001

                          CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                                           -------------------------------
                                                                                 2000            1999
                                                                                 ----            ----
ASSETS
   Investment in hotels--net of accumulated
      depreciation of $3,486,590 and $496,209.........................      $  124,576,257    $ 93,719,632
   Cash and cash equivalents..........................................           2,653,058         581,344
   Restricted cash....................................................             263,686       1,023,721
   Rent receivable from Apple Suites Management, Inc..................           1,872,832       2,123,136
   Notes and other receivables from Apple Suites
       Management, Inc................................................           1,774,684         717,019
   Capital improvement reserve........................................             504,413         753,927
   Prepaid expenses...................................................             256,773         270,229
   Deferred financing costs, net......................................           1,265,107              --
   Other assets.......................................................             907,038         300,000
                                                                             -------------   -------------
       Total Assets...................................................       $ 134,073,848    $ 99,489,008
                                                                             =============   =============
LIABILITIES and SHAREHOLDERS' EQUITY
LIABILITIES
   Notes payable--secured.............................................       $  57,670,866    $ 68,569,500
   Interest payable...................................................              19,988         466,140
   Accounts payable...................................................             118,576          65,214
   Accrued expenses...................................................           1,451,796         868,668
   Accounts payable--affiliates.......................................                  --         708,751
   Distributions payable..............................................           1,848,000         712,735
                                                                             -------------   -------------
       Total Liabilities..............................................       $  61,109,226    $ 71,391,008

SHAREHOLDERS' EQUITY
   Preferred stock, 15,000,000 authorized shares; none
       issued or outstanding..........................................                 --              --
   Common stock, no par value, authorized
       200,000,000 shares; issued and outstanding
       8,666,348 shares and 3,429,414, respectively...................          75,223,218      28,591,260
   Class B convertible stock, no par value, authorized
       240,000 shares; issued and outstanding 240,000
       shares.........................................................              24,000          24,000
   Distributions greater than net income..............................          (2,282,596)       (517,260)
                                                                             -------------   -------------
       Total Shareholders' Equity.....................................       $  72,964,622    $ 28,098,000
                                                                             -------------   -------------
       Total Liabilities and Shareholders' Equity.....................       $ 134,073,848    $ 99,489,008
                                                                             =============   =============

          See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                       YEAR ENDED       MARCH 26, 1999 THROUGH
                                                    DECEMBER 31, 2000    DECEMBER 31, 1999 (A)
                                                    -----------------    ---------------------
REVENUES:
    Lease revenue.............................        $15,807,258             $2,518,031
    Interest income and other revenue.........            395,671                169,086
EXPENSES:
    Taxes, insurance, and other...............          2,018,747                426,592
    General and administrative................          1,048,212                153,807
    Depreciation of real estate...............          2,990,381                496,209
    Ground lease..............................             64,786                     --
    Interest..................................          6,611,716              1,245,044
                                                      -----------             ----------
       Total expenses.........................         12,733,842              2,321,652
                                                      -----------             ----------
Net income....................................        $ 3,469,087             $  365,465
                                                      -----------             ----------
Basic and diluted earnings per common share...        $       .66             $      .14
                                                      ===========             ==========
Distributions per common share................        $      1.02             $      .33
                                                      ===========             ==========

(a) The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999.


                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                            CONVERTIBLE
                                                          COMMON STOCK                     CLASS B STOCK
                                                   -----------------------           -------------------------
                                                     NUMBER                           NUMBER
                                                   OF SHARES        AMOUNT           OF SHARES          AMOUNT
                                                   ---------        ------           ---------          ------
Balance at March 26, 1999......................            10     $        100              --               --
Issuance of Convertible Class B Stock..........            --               --         240,000      $    24,000
Net proceeds from the sale of
   common shares...............................     3,420,110       28,507,514              --               --
Net income.....................................            --               --              --               --
Cash distributions declared to
   shareholders ($.33 per share)...............            --               --              --               --
Common shares issued through
   reinvestment of distributions...............         9,294           83,646              --               --
                                                    ---------     ------------         -------       ----------
Balance at December 31, 1999...................     3,429,414       28,591,260         240,000           24,000
Net proceeds from the sale of
   common shares...............................     5,040,740       44,866,217              --               --
Net income                                                 --               --              --               --
Cash distributions declared to
   shareholders ($1.02  per share).............            --               --              --               --
Common shares issued through
   reinvestment of distributions...............       196,194        1,765,741              --               --
                                                    ---------     ------------         -------       ----------
Balance at December 31, 2000                        8,666,348     $ 75,223,218         240,000       $   24,000
                                                    =========     ============         =======       ==========

                                                               DISTRIBUTIONS
                                                                   GREATER                 TOTAL
                                                                    THAN                SHAREHOLDERS'
                                                                 NET INCOME                EQUITY
                                                                 ----------                ------
Balance at March 26, 1999..................................              --         $         100
Issuance of Convertible Class B Stock                                    --                24,000
Net proceeds from the sale of
   common shares...........................................              --            28,507,514
Net income                                                     $    365,465               365,465
Cash distributions declared to
   shareholders ($.33 per share)...........................        (882,725)             (882,725)
Common shares issued through
   reinvestment of distributions...........................              --                83,646
                                                               ------------         -------------
Balance at December 31, 1999...............................        (517,260)           28,098,000
Net proceeds from the sale of
   common shares...........................................              --            44,866,217
Net income.................................................       3,469,087             3,469,087
Cash distributions declared to
   shareholders ($1.02 per share)..........................      (5,234,423)           (5,234,423)
Common shares issued through
   reinvestment of distributions...........................              --             1,765,741
                                                               ------------         -------------
Balance at December 31, 2000...............................           2,596)        $  72,964,622
                                                               ============         =============

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  YEAR ENDED           MARCH 26, 1999 THROUGH
                                                                               DECEMBER 31, 2000        DECEMBER 31, 1999 (A)
                                                                               -----------------        ---------------------
Cash flow from operating activities:
    Net income..............................................................      $  3,469,087               $    365,465
    Adjustments to reconcile net income to net cash provided
      by operating activities:
      Depreciation of real estate owned.....................................         2,990,381                    496,209
      Amortization of deferred financing costs..............................           124,233                         --
      Changes in operating assets and liabilities:
         Prepaid expenses...................................................            13,456                   (270,229)
         Rent and notes receivable from Apple Suites
            Management, Inc.................................................          (777,054)                (2,152,203)
         Other asset........................................................           210,464                         --
         Accounts payable...................................................            53,362                     65,214
         Accounts payable-affiliates........................................          (708,751)                   708,751
         Accrued expenses...................................................           583,128                    868,668
         Interest payable...................................................          (446,152)                   466,140
                                                                                  ------------               ------------
            Net cash provided by operating activities.......................         5,512,154                    548,015
Cash flow from investing activities:
    Cash paid for acquisitions of hotels....................................        (8,712,253)               (26,045,300)
    Net (increase) decrease in cash restricted for Property
     Improvement Plan and capital improvement reserve
     held with third party..................................................         1,009,549                 (1,604,363)
    Capital improvement.....................................................        (2,483,503)                  (464,026)
    Deposit for acquisition of Apple Suites Management, Inc.................          (900,000)                        --
    Payments received on notes receivable...................................            98,943                      1,748
    Earnest deposit money for pending acquisitions..........................                --                   (300,000)
            Net cash used in investing activities...........................       (10,987,264)               (28,411,941)
Cash flow from financing activities:
    Repayment of secured notes payable......................................       (83,679,134)                        --
    Repayment of unsecured notes payable....................................       (10,000,000)                        --
    Proceeds from secured notes payable.....................................        50,000,000                         --
    Proceeds from unsecured notes payable...................................        10,000,000                         --
    Net proceeds from issuance of common stock..............................        46,631,958                 28,591,160
    Payment from officer-shareholder for Convertible Class B stock..........                --                     24,000
                                                                                  ------------               ------------
    Cash distributions paid to shareholders.................................        (4,099,158)                  (169,990)
    Cash payments for financing costs.......................................        (1,306,842)                        --
                                                                                  ------------               ------------
            Net cash provided by financing activities.......................         7,546,824                 28,445,170
            Increase in cash and cash equivalent............................         2,071,714                    581,244
Cash and cash equivalents, beginning of period..............................           581,344                        100
Cash and cash equivalents, end of period....................................     $   2,653,058               $    581,344
                                                                                 -------------              -------------
Supplemental Cash Flow Information
Interest paid...............................................................     $   6,933,634               $    550,147
                                                                                 =============               ============
Non-cash transactions:
    Notes payable-secured issued to seller in connection with
      hotel acquisitions....................................................     $ 22,780,500                $ 68,569,500

(a) The company was initially capitalized on March 26, 1999; however, operations did not commence until September 1, 1999

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     Apple Suites, Inc., together with its subsidiaries (the "company"), is a Virginia corporation formed in March of 1999, which commenced operations as a hotel real estate investment trust on September 1, 1999, the effective date of its first four hotel acquisitions. The accompanying consolidated financial statements include the accounts of the company along with its subsidiaries. All significant intercompany transactions and balances have been eliminated.

     The company operates in one defined business segment consisting of upscale extended-stay hotels. The hotels are located throughout the United States and operate as Homewood Suites(R) by Hilton. The company leased to Apple Suites Management, Inc. or its subsidiary (the "lessee") all of its hotels acquired during 1999 and 2000.

     During 2000, the lessee was wholly owned by Glade M. Knight, Chairman and Chief Executive Officer of the company.

     The lessee hired Promus Hotels, Inc. ("Promus"), a wholly owned subsidiary of Hilton Hotels Corporation ("Hilton") to manage the company's hotels under the terms of a management agreement between Promus and the lessee.

Relationship with Lessee

     The company must rely on the lessee to generate sufficient cash flow from the operation of the hotels to enable the lessee to meet its rent obligation to the company under the master hotel lease agreements ("Percentage Leases"). At December 31, 2000, the lessee's rent payable to the company amounted to $1,872,832. The original terms under the Percentage Leases allow monthly base rent to be paid in arrears and quarterly percentage rent to be paid 45 days following the quarter-end.

Cash and Cash Equivalents

     Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value.

Restricted Cash

     Restricted cash consists of cash restricted for property improvements under the franchise-required Property Improvement Plans.

Deferred Financing Costs

     Deferred financing costs include fees and other costs incurred to obtain debt financing and are amortized on a straight-line basis, over the term of the related debt which is not materially different than the effective interest method.

NOTE 1 GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Investment in Hotels

     The hotels are stated at cost, net of depreciation, which includes real estate brokerage commissions paid to Apple Suites Realty Group, Inc., a related party (see Note 6). Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings and major improvements and five to seven years for furniture and equipment.

     The carrying values of each hotel are evaluated periodically to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel. Adjustments are made based on fair value of the underlying property if impairment is indicated. No impairment losses have been recorded to date.

Revenue Recognition

     Lease revenue is reported as income over the lease term as it becomes due from the lessee according to the provisions of the Percentage Lease agreements. At December 31, 2000, the lessee is in compliance with its rental obligations under the Percentage Leases.

Stock Incentive Plans

     The company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. As discussed in Note 5, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", ("FASB 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Earnings Per Common Share

     Basic earnings per common share is computed based upon the weighted-average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Class B Convertible Shares are not included in earnings per common share calculations until such time as it becomes probable that such shares can be converted to common shares (see Note 4).

Federal Income Taxes

     The company is operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a real estate investment trust which complies with the provisions of the

NOTE 1 GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Code and distributes at least 95% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

     For federal income tax purposes, distributions paid to shareholders consist of ordinary income and return of capital or a combination thereof. Distributions declared per share were $1.02 and $.33 for the period ended December 31, 2000 and 1999. In 2000, of the total distribution, 70% was taxable as ordinary income, and 30% was a non-taxable return of capital. In 1999, 68% was taxable as ordinary income, and 32% was a non-taxable return of capital.

Use of Estimates

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Comprehensive Income

     The company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

NOTE 2  INVESTMENT IN HOTELS

     At December 31, 2000, the company owned the following Homewood Suites(R) by Hilton hotels:

                                         INITIAL
                                       ACQUISITION        CARRYING          ACCUMULATED
          DESCRIPTION                     COST              VALUE*         DEPRECIATION          ENCUMBRANCES        DATE ACQUIRED
          -----------                     ----              ------         ------------          ------------        -------------
Dallas/Addison, Texas.............   $  9,500,000       $ 10,225,348      $      323,866      $    5,487,941        September 1999
Dallas/Las Colinas, Texas.........     11,200,000         12,054,245             370,875           5,687,502        September 1999
Dallas/Plano, Texas...............      5,400,000          5,592,514             209,173           2,494,518        September 1999
Richmond, Virginia................      9,400,000          9,812,228             354,695           5,487,939        September 1999
Atlanta/Cumberland, Georgia.......      9,800,000         10,539,382             320,253           4,989,037        October 1999
Baltimore, Marylan................     16,348,000         16,902,491             497,416           8,980,266        November 1999
Clearwater, Florida...............     10,416,000         10,696,765             267,083           5,986,844        November 1999
Detroit, Michigan.................      4,330,000          4,796,694             156,991           2,494,518        November 1999
Atlanta/Peachtree, Georgia........      4,033,000          4,443,872             135,776           2,793,861        November 1999
Salt Lake City, Utah..............      5,153,000          5,375,474             176,535           2,494,518        November 1999
Jackson, Mississippi..............      5,846,000          6,045,039             175,183           2,993,422        December 1999
Malvern/Philadelphia,
  Pennsylvania....................     15,489,000         16,130,537             304,117                  --          May 2000
Boulder, Colorado.................     14,885,000         15,448,258             194,627           7,780,500          June 2000
                                    -------------       ------------    ----------------     ---------------
                                    $ 121,800,000       $128,062,847    $      3,486,590     $    57,670,866
                                    =============       ============    ================     ===============

* Includes real estate commissions (see Note 6), closing costs, and improvements capitalized since the date of acquisition.

     Investment in hotels at December 31, 2000 and 1999, consisted of the following:

                                                2000            1999
                                                ----            ----
Land                                       $  18,374,917    $ 15,683,084
Building and improvements..............      101,314,421      77,165,860
Furniture and equipment................        8,373,509       1,366,897
                                             128,062,847      94,215,841
Less accumulated depreciation .........       (3,486,590)       (496,209)
                                           -------------    ------------
Investments in hotels, net.............    $ 124,576,257    $ 93,719,632
                                           =============    ============

     In conjunction with one of the acquisitions made in 2000, the company leased land from a third party under an operating lease. The annual rent shall be adjusted by a CPI inflation factor in May 2002. It will be adjusted every five years following that date by a similarly calculated CPI factor. The future minimum lease payments under the company's land lease obligation at December 31, 2000 are as follows:

            2001.................................... $       100,000
            2002....................................         100,000
            2003....................................         100,000
            2004....................................         100,000
            2005....................................         100,000
            Thereafter..............................       1,435,214
                                                     ---------------
                                                     $     1,935,214
                                                     ===============

NOTE 3  NOTES PAYABLE

     On September 8, 2000, the company refinanced much of its short-term debt with loans from a commercial bank in the amount of $60 million. The new debt was made up of two notes: one $50 million long-term secured note and one $10 million gap loan. The proceeds were used to repay four promissory notes the company executed in 1999 when acquiring 11 of the hotels. The $50 million loan has a term of 10 years, a fixed interest rate of 9% per annum, and is secured by 11 of our hotels. Prepayment penalties apply for early retirement. Repayment will be made in monthly principal and interest installments over the next 10 years. At December 31, 2000, the outstanding balance was $49,890,366. The remaining $10 million was repaid on October 25, 2000, with proceeds from the company's equity offering. The loan had an interest rate of 8.6% per annum.

     The aggregate maturities of the $50 million secured notes payable for the five years subsequent to December 31, 2000 are as follows:

             2001..........................    $       500,565
             2002..........................            548,201
             2003..........................            600,370
             2004..........................            644,604
             2005..........................            718,846
             Thereafter....................         46,877,780
                                               ---------------
                                               $    49,890,366
                                               ===============

     In conjunction with the purchase of 13 hotels, notes were executed by the company payable to the order of Hilton in the amount of $91,350,000 (two notes totaling $22,780,500 in 2000 and four notes totaling $68,569,500 in 1999). Notes payable totaling $68,569,500 were repaid with proceeds from the offering and the long-term loan described above. As of December 31, 2000, the company had repaid an $11,616,750 note which was executed in 2000 with proceeds from the offering. The remaining note, secured by our property in Boulder, Colorado, totaled $7,780,500 and bore a fixed interest rate of 8.5%. During January and February 2001, the company paid Hilton the remaining balance on the note from net equity proceeds.

     The carrying value of the notes at December 31, 2000 approximates fair value.

NOTE 4  SHAREHOLDERS' EQUITY

     The company is raising equity capital through a "best-efforts" offering of shares by David Lerner Associates, Inc. (the "Managing Dealer"), which will receive selling commissions of 7.5% and a marketing expense allowance of 2.5% based on proceeds of the shares sold. The company received gross proceeds of $52,369,223 and $32,627,476 from the sale of 5,236,934 and 3,429,414 shares, including shares sold through the reinvestment of distributions for the year ended December 31, 2000 and the period September 1, 1999 to December 31, 1999, respectively. The net proceeds of the offering, including shares issued through reinvestment of distributions, after deducting selling commissions and other offering costs were $46,631,958 in 2000 and $28,591,260 in 1999.

     The company issued 240,000 Class B Convertible Shares, consisting of 202,500 shares to Mr. Knight, and a combined 37,500 Class B Convertible Shares to two other individuals. The Class B Convertible Shares were issued by the company before the initial closing of the minimum offering of $15,000,000, in exchange for payment of $.10 per Class B Convertible Share, or an aggregate of $24,000. There will be no dividend payable on the Class B Convertible Shares. On liquidation of the company, the holders of the Class B Convertible Shares will be entitled to a liquidation payment of $.10 per share before any distributions of liquidation proceeds to holders of the common shares. Holders of more than two-thirds of the Class B Convertible Shares must approve any proposed amendment to the Articles of Incorporation that would adversely affect the Class B Convertible Shares or create a new class of stock senior to, or on a parity with, the Class B Convertible Shares. The Class B Convertible Shares may not be redeemed by the company.

     Each holder of outstanding Class B Convertible Shares shall have the right to convert any of such shares into common shares of the company upon and for 180 days following the occurrence of either of the following conversion events:

     (1) the sale or transfer of substantially all of the company's assets, stock or business, whether through sale, exchange, merger, consolidation, lease, share exchange or otherwise, or

     (2) the termination or expiration without renewal of the Advisory Agreement with Apple Suites Advisors, Inc., and if the company ceases to use Apple Suites Realty Group, Inc. to provide substantially all of its property acquisition and disposition services.

     Upon the occurrence of either conversion event, each of the Class B Convertible Shares may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the public offering or offerings of the company's common shares made by the company's prospectus according to the following formula:

           GROSS PROCEEDS RAISED FROM           NUMBER OF COMMON SHARES THROUGH
        SALES OF COMMON SHARES THROUGH             THROUGH CONVERSION OF EACH
               DATE OF CONVERSION                  CLASS B CONVERTIBLE SHARE
               ------------------                  -------------------------

                $ 50 million..................               1.0
                $ 100 million.................               2.0
                $ 150 million.................               3.5
                $ 200 million.................               5.3
                $ 250 million.................               6.7
                $ 300 million.................               8.0

     No additional consideration is due upon the conversion of the Class B Convertible Shares. Upon the probable occurrence of a conversion event, the company will record expense for the difference between the market value of the company's common stock and issue price of the Class B Convertible Shares.

     At December 31, 2000, none of the company's 15,000,000 authorized preferred shares were issued or outstanding.

NOTE 5  STOCK INCENTIVE PLANS

     In July 1999, the Board of Directors approved a Non-Employee Directors Stock Option Plan (the "Directors Plan") whereby Directors who are not employees of the company or affiliates (see Note 6) automatically receive options to purchase stock for five years from the adoption of the plan. Under the Directors Plan, the maximum number of shares to be issued is equal to 45,000 plus 1.8% of the number of shares sold in excess of 1,666,667. This plan currently relates to the initial public offering of 30,166,667 shares; therefore the maximum number of shares to be issued under the Directors Plan currently is 558,000. The options expire 10 years from the date of grant. As of December 31, 2000, 170,994 shares had been reserved for issuance.

     In July 1999, the Board of Directors approved an Incentive Stock Option Plan (the "Incentive Plan") whereby incentive awards may be granted to certain employees of the company or affiliates. Under the Incentive Plan, the maximum number of shares to be issued is equal to 35,000 plus 4.625% of the number of shares sold in excess of 1,666,667. This plan also currently relates to the initial public offering of 30,166,667 shares; therefore, the maximum number of shares that can be issued under the Incentive Plan currently is 1,353,125. As of December 31, 2000, 358,735 shares had been reserved for issuance.

     Both plans generally provide, among other things, that options be granted at exercise prices not lower than the market value of the shares on the date of grant. Under the Incentive Plan, at the earliest, options become exercisable at the date of grant. The optionee has up to 10 years from the date on which the options first become exercisable during which to exercise the options. In 2000, the company granted 3,624 options to purchase shares under the Directors Plan and no options under the Incentive Plan. Activity in the company's share option plan during 2000 and 1999 is summarized in the following table:

                                                                2000                          1999
                                                          WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                                               OPTIONS     EXERCISE PRICE     OPTIONS   EXERCISE PRICE
                                               -------     --------------     -------   --------------

Outstanding, beginning of period...........     22,000          $  9.00           --           --
Granted....................................     3,624           $ 10.00       22,000        $9.00
Exercised..................................        --                --           --           --
Forfeited..................................        --                --           --           --
                                                ------          -------       ------        -----
Outstanding, end of year...................     25,624          $  9.14       22,000        $9.00
Exercisable at end of year.................     25,624          $  9.14       22,000        $9.00
                                                ------          -------       ------        -----
Weighted-average fair value of options
   granted during the year.................                     $    .40                    $ .31
                                                                -------                     -----

     Pro forma information regarding net income and earnings per share is required by FASB 123, under the fair value method described in that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000 and 1999, respectively: risk-free interest rates of 6.2 % and 5.6%; a dividend yield of

10.2% for 2000 and 10.0% for 1999; and volatility factor of the expected market price of the company's common stock of .214 for 2000 and .208 for 1999; and a weighted-average expected life of the options of 10 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

     For purposes of FASB 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. As the options are exercisable within six months of the date of grant, the full impact of the pro forma adjustment to net income is disclosed below.

                                                         2000          1999
                                                         ----          ----

Net income available to common shareholders
Pro forma........................................    $ 3,467,637    $  358,645
As reported......................................    $ 3,469,087    $  365,465
Earnings per common share-diluted
Pro forma........................................    $       .66    $      .14
As reported.....................................     $       .66    $      .14

NOTE 6  COMMITMENTS AND RELATED PARTIES

     The REIT Modernization Act, which is effective January 1, 2001, permits REITs to establish taxable businesses to conduct certain previously disallowed business activities. On December 5, 2000, the company's Board of Directors approved the acquisition of Apple Suites Management, Inc. and its subsidiaries effective January 1, 2001. The company paid Mr. Glade M. Knight $900,000 in exchange for all of the issued and outstanding stock of Apple Suites Management, Inc. The company will record the $900,000 payment plus the fair value of net liabilities assumed of $470,190 of Apple Suites Management, Inc. as a contract termination expense in the 2001 consolidated financial statements.

     The company receives rental income from the lessee under the Percentage Leases which expire in 2009 and 2010 subject to earlier termination by the company with 30 days' notice. The Leases contain two optional five-year extensions. The rent due under the Percentage Lease is the sum of base rent and percentage rent. Percentage rent is calculated by multiplying fixed percentages by total revenues with reference to specified threshold amounts. Both the base rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on changes in the Consumer Price Index ("CPI"). The CPI adjustment for 2001 is 1.06%. The company earned rents of $15,807,258 and $2,518,031 for the periods ended December 31, 2000 and 1999, respectively.

     The company is committed under management agreements to fund up to 5% of suite revenues per month for capital expenditures to include periodic replacement or refurbishment of furniture, fixtures, and equipment. At December 31, 2000 and 1999, $504,413 and $753,927, respectively, were held by Promus for these capital improvement reserves. In addition, in accordance with the franchise agreements, at December 31, 2000 and 1999, $263,686 and $1,023,721, respectively, were held for the Property Improvement Plan with a financial institution and treated as restricted cash.

     During 2000 and 1999, the company loaned the lessee $673,650 for franchise fees, $145,300 for hotel supplies, and $1,040,000 for working capital for the 13 hotels. The debt agreements are evidenced by promissory notes bearing interest at a rate of 9% per annum. Principal and interest payments are due monthly. The promissory notes have various maturity dates through July 2010.

     The company has contracted with Apple Suites Realty Group, Inc. (ASRG) to acquire and dispose of real estate assets for the company. In accordance with the contract, ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. During 2000 and 1999, ASRG earned $607,480 and $1,828,520, respectively, under the agreement.

     The company has contracted with Apple Suites Advisors, Inc. (ASA) to advise and provide day-to-day management services to the company. In accordance with the contract, the company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the company in addition to certain reimbursable expenses. During 2000 and 1999, ASA earned $134,579 and $23,574, respectively, under this agreement.

     The lessee, ASRG, and ASA are 100% owned by Mr. Knight. ASRG and ASA may purchase in the "best efforts" offering up to 2.5% of the total number of shares of the company sold in the "best efforts" offering.

     Mr. Knight also serves as the Chairman and Chief Executive Officer of Cornerstone Realty Income Trust, Inc., an apartment REIT. During 2000, Cornerstone Realty Income Trust, Inc. provided the company with services and rental space and was paid approximately $292,000.

NOTE 7  WARRANTS

     The company has agreed to sell to the Managing Dealer for an aggregate of $100, warrants (the "Warrants") to purchase 10% of the shares sold in this offering, up to 3,000,000 common shares, at an exercise price of $16.50 per common share (165% of the public offering price per common share). The Warrants may not be sold, transferred, assigned, or hypothecated for one year from the date of issuance, except to the officers and employees of the Managing Dealer and are exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on the date of the final closing after the termination of the offering (the "Warrant Exercise Term"). At the company's expense, the company may be required to register the Warrants under the Securities Act during the Warrant Exercise Term.

NOTE 8  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:
                                                          2000          1999
                                                          ----          ----
Numerator:
  Net income and numerator for basic and diluted
     earnings......................................... $3,469,087    $  365,465
Denominator:
  Denominator for basic earnings per
     share-weighted-average shares....................  5,274,633     2,648,196
Effect of dilutive securities:
  Stock options.......................................      2,200         2,200
Denominator for diluted earnings per share-adjusted
  weighted-average shares and assumed conversions.....  5,276,833     2,650,396
  Basic and diluted earnings per common share......... $      .66    $      .14

NOTE 9  LESSEE

     All of the company's lease revenue is derived from the Percentage Leases with the lessee. Certain information related to the lessee's financial statements as of December 31, 2000 and 1999, for the year ended December 31, 2000 and for the period September 1 through December 31, 1999 is as follows:

                                                    2000           1999
                                                    ----           ----
Balance Sheet Information:
   Cash and cash equivalents................   $  2,793,106    $ 2,395,000
   Total assets.............................      4,802,537      3,826,155
   Due to Apple Suites, Inc.................      1,872,832      2,123,136
   Shareholders' deficit....................       (470,190)      (141,104)
                                               ------------    -----------
Statement of Operations Information:
   Total revenu.............................   $ 37,225,833    $ 5,671,075
   Rent expense-Apple Suites, Inc...........     15,807,257      2,518,031
   Total expenses...........................     37,554,919      5,812,179
   Net loss.................................       (329,086)      (141,104)

     At December 31, 2000, the company owned 13 hotels operating as Homewood Suites(R) by Hilton. The hotels operate pursuant to franchise license agreements which require the payment of fees based on a percentage of suite revenue. These fees are paid by the lessee.

     The lessee engages Promus as a third-party manager to operate the hotels leased by it and pays the manager a 4% management fee based on a percentage of total adjusted gross revenue. During the first two years of the management agreement, a portion of the management fee equal to 1% of adjusted gross revenues is subordinated to the lessee's receipt of a return equal to 11% of the purchase price plus improvements of each hotel. The lessee pays the manager a franchise fee and a marketing fee, equal to 4% of gross suite revenues, respectively.

NOTE 10 QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of quarterly results of operations for the years ended December 31, 2000 and 1999:

                                                                   First       Second       Fourth
                                                      2000        Quarter      Quarter      Quarter
                                                      ----        -------      -------      -------
Revenues ...................................    $  3,454,685    $  3,934,735  $4,662,836  $4,150,673
Net income..................................         506,063         689,696   1,359,123     914,205
Basic and diluted earnings per
  common share..............................             .14             .16         .25         .12
Distributions per share.....................              --             .25         .26         .51

1999*
-----
Revenues...................................               --             --   $ 481,676   $2,205,441
Net income.................................               --             --      38,708      326,757
Basic and diluted earnings per
  common share.............................               --             --         .02          .12
Distributions per share....................               --             --          --          .33

* Operations commenced On September 1, 1999.

NOTE 11 PRO FORMA INFORMATION (UNAUDITED)

     The following unaudited pro forma information for the period ended December 31, 2000 and 1999 is presented as if the acquisition of the 13 hotels occurred on January 1 of each year presented. The pro forma information does not purport to represent what the company's results of operations would actually have been if such transaction, in fact, had occurred as of the beginning of the year, nor does it purport to represent the results of operations for future periods.

                                                          YEAR ENDED
                                                 ----------------------------
                                                      2000            1999
                                                      ----            ----
Lease revenue.................................    $17,456,032      $16,684,123
Net income                                        $ 4,249,523      $ 3,355,422
Basic and diluted earnings per common share...    $       .73      $       .77
                                                 -----------      -----------

     The pro forma information reflects adjustments for actual lease revenue and expenses of the 13 hotels acquired in 2000 and 1999 for the respective periods in 2000 and 1999 prior to acquisition by the company. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the company's basis in the hotels; (2) advisory expenses have been adjusted based on the company's contractual arrangements; (3) interest expense has been adjusted to reflect the acquisition as of January 1, 1999; and (4) common stock raised during 1999 to purchase these hotels has been adjusted to reflect issuance as of January 1 of each year.

NOTE 12 SUBSEQUENT EVENTS

     During January and February 2001, the company closed the sale to investors of 1,595,019 shares at $10 per share (including 84,365 common shares through distribution reinvestment) representing net proceeds to the company of $14,355,175. The proceeds were used to pay off the remaining $7,780,500 balance of a short-term note with Hilton.

                          INDEPENDENT AUDITORS' REPORT

Shareholder
Apple Suites Management, Inc.

     We have audited the accompanying consolidated balance sheets of Apple Suites Management, Inc. (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 2000 and the period from March 11, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple Suites Management, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the year ended December 31, 2000 and the period from March 11, 1999 (date of inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young LLP

Richmond, Virginia
February 16, 2001

                          APPLE SUITES MANAGEMENT, INC.
                           CONSOLIDATED BALANCE SHEETS


                                                 DECEMBER 31,   DECEMBER 31,
                                                    2000           1999
                                                 -----------   -----------
ASSETS
Current assets
Cash and cash equivalents ...................   $ 2,793,106    $ 2,395,000
Accounts receivable, net ....................     1,121,372        738,361
Inventories .................................       145,300        121,801
Other assets ................................       104,723          8,142
                                                -----------    -----------
Total Current Assets ........................     4,164,501      3,263,304
Long-term assets
Deferred franchise fees .....................       638,036        562,851
                                                -----------    -----------
Total Assets ................................   $ 4,802,537    $ 3,826,155
                                                ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Account payable .............................   $   151,004    $    48,586
Rent payable to Apple Suites, Inc. ..........     1,872,832      2,123,136
Due to third party manager ..................       700,348        454,147
Due to Apple Suites, Inc. ...................        16,840         28,991
Accrued expenses ............................       773,759        624,346
Current portion of long-term payable to
  Apple Suites, Inc. .........................      144,665         56,939
                                                -----------    -----------
Total Current Liabilities ...................     3,659,448      3,336,145
Long-term liabilities
Long-term notes payable to Apple Suites, Inc.     1,613,179        631,014
                                                -----------    -----------
Total Liabilities ...........................     5,272,627      3,967,159
Shareholders' Equity
Common Stock, no par value, 5,000 authorized;
  10 shares issued and outstanding                      100            100
Retained deficit ............................      (470,190)      (141,104)
                                                -----------    -----------
Total Shareholders' Deficit .................      (470,090)      (141,004)
                                                -----------    -----------
Total Liabilities and Shareholders' Equity ..   $ 4,802,537    $ 3,826,155
                                                ===========    ===========

                See accompanying notes to financial statements.

                          APPLE SUITES MANAGEMENT, INC.
            CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED DEFICIT

                                                           MARCH 11, 1999
                                                                THROUGH
                                      DECEMBER 31, 2000   DECEMBER 31, 1999 (A)
                                      -----------------  ---------------------

REVENUES
Suite revenue .......................   $ 35,260,255         $  5,335,925
Other revenue .......................      1,942,290              335,150
Interest income .....................         23,288                   --
                                        ------------         ------------
   Total revenue ....................     37,225,833            5,671,075
EXPENSES
Operating expense ...................     10,560,511            1,656,540
General and administrative ..........      3,116,571              494,377
Advertising and promotion ...........      3,287,187              472,787
Utilities ...........................      1,465,163              199,907
Franchise fees ......................      1,406,639              213,437
Management fees .....................      1,390,268              226,136
Rent expense-Apple Suites, Inc. .....     15,807,257            2,518,031
Interest expense ....................        125,460               10,915
Other ...............................        395,863               20,049
                                        ------------         ------------
   Total expenses ...................     37,554,919            5,812,179
                                        ------------         ------------
Net loss ............................   $   (329,086)        $   (141,104)
                                        ============         ============
Retained deficit, beginning of period       (141,104)                  --
Retained deficit, end of period .....   $   (470,190)        $   (141,104)
                                        ============         ============
[FN]
(a) The Lessee was formed on March 11, 1999 and commenced operations on September 1, 1999.

                See accompanying notes to financial statements.

                          APPLE SUITES MANAGEMENT, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                             MARCH 11, 1999
                                                                                                  THROUGH
                                                                        DECEMBER 31, 2000   DECEMBER 31, 1999(A)
                                                                        -----------------   --------------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net loss ...........................................................   $  (329,086)          $  (141,104)
   Adjustments to reconcile net loss to net cash
   provided by operating activities
      Amortization of deferred franchise fees .........................        30,565                 5,049
      Changes in operating assets and liabilities:
         Receivables ..................................................      (383,011)             (738,361)
         Other assets .................................................       (96,581)               (8,142)
         Due to Apple Suites, Inc. ....................................       (12,151)               28,991
         Rent payable to Apple Suites, Inc. ...........................       789,205             2,123,136
         Accounts payable .............................................       102,418                48,586
         Due to  third party manager ..................................       246,201               454,147
         Accrued expenses .............................................       149,489               624,346
                                                                          -----------           -----------

             Net cash provided by operating activities.................       497,049             2,396,648

CASH FLOW FROM FINANCING ACTIVITIES:
   Repayments of notes payable ........................................       (98,943)               (1,748)
   Proceeds from sale of common stock .................................            --                   100
                                                                          -----------           -----------

             Net cash used in financing activities.....................       (98,943)               (1,648)
             Increase in cash and cash equivalents.....................       398,106             2,395,000
Cash and cash equivalents, beginning of period ........................     2,395,000                    --
                                                                          -----------           -----------
Cash and cash equivalents, end of period ..............................   $ 2,793,106           $ 2,395,000
                                                                          ===========           ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
NON-CASH TRANSACTIONS:
Notes payables-issued by Apple Suites, Inc. for:         ..............   $ 1,169,250           $   689,700
Payment of working capital by Apple Suites, Inc. ......................   $ 1,040,000                    --
Payment of deferred franchise fees by Apple Suites, Inc. ..............   $   105,750           $   567,900
Acquisition of inventory by Apple Suites, Inc. ........................   $    23,500           $   121,800

(a) The Lessee was formed on March 11, 1999 and commenced operations on September 1, 1999.

                See accompanying notes to financial statements.

                          APPLE SUITES MANAGEMENT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (Except as specifically indicated herein,
                 including under the heading "Subsequent Event,"
                     information presented herein is as of,
                    or for the year ended, December 31, 2000)

NOTE 1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

     ORGANIZATION. Apple Suites Management, Inc. (together with its subsidiaries, the "Lessee") was formed on March 11, 1999 and is owned 100% by Glade M. Knight. Mr. Knight also serves as the Chairman and Chief Executive Officer of Apple Suites, Inc. (the "Company"). The Lessee commenced operations effective September 1, 1999 with the acquisition of 4 extended-stay hotels by the Company.

     The Lessee operates in one business segment. Each hotel is leased by the Company to the Lessee under a master hotel lease agreement ("Percentage Lease") having an initial term of ten years, subject to earlier termination at the option of the Company upon 30 day's notice. The lease agreement provides for two optional five year extensions. The Percentage Leases require base rent payments to be made to the Company on a monthly basis and additional quarterly payments to be made based upon percentages of suite and sundry revenue. Promus Hotels, Inc. or an affiliate ("Promus") manages the hotels under a management agreement with the Lessee. Promus Hotels, Inc. is a wholly-owned subsidiary of Hilton Hotel Corporation ("Hilton"). The hotels are located throughout the United States and are licensed with Homewood Suites(R) by Hilton.

     The accompanying financial statements include the accounts of the Lessee and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS. Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value.

     INVENTORIES. Inventories, consisting primarily of food and beverages and hotel supplies are stated at the lower of cost or market, with cost determined on a method that approximates the first-in, first-out basis.

     REVENUE RECOGNITION. Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel's services.

     OTHER REVENUE. Other revenue consists of revenues derived from hotel services such as telephone, television, valet and vending machines. These sundry revenues are recognized in the period the related services are provided.

     ADVERTISING AND PROMOTION COSTS. Advertising and promotion costs are expensed when incurred. Advertising and promotion costs represent the expense for franchise advertising and reservation systems under the terms of the hotel franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion.

                          APPLE SUITES MANAGEMENT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. - (CONTINUED)

     DEFERRED FRANCHISE FEES. Deferred franchise fees represent the costs incurred in connection with entering into hotel license agreements, which have a term of 20 years. Deferred franchise fees are being amortized over the term of the hotel license agreements.

     RENT EXPENSE. Rent expense is recognized as incurred by the Company under the Percentage Leases commencing on the date the lease is executed. Baseline revenue and percentage rent amounts are determined on a quarterly basis for each hotel.

     INCOME TAXES. The Lessee provides for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. This approach also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

     USE OF ESTIMATES. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

     SEASONALITY. The hotel industry is seasonal in nature. Seasonal variations in revenues at the hotels under lease may cause quarterly fluctuations in the Company's revenues. Revenues for 1999 primarily consist of fourth quarter revenues which may not be indicative of a full year.

NOTE 2.  PERCENTAGE  LEASES.

     The Percentage Leases expire in 2009 and 2010, subject to earlier termination by the Company upon 30 day notice. The Percentage Leases provide for two optional five-year extensions. The rent due for each hotel is the sum of a base rent and a percentage rent. Percentage rent is calculated on a quarterly basis by multiplying fixed percentages by the total amounts of year-to-date suite revenues with reference to specified threshold amounts, known as breakpoints. Both the base rent and the breakpoints used in computing percentage rents are subject to annual adjustments based on increases in the Consumer Price Index ("CPI"). The CPI adjustment for 2001 is 1.06%.

     Base rent is payable to the Company in arrears and percentage rent is payable 45 days following a quarter-end. The Lessee incurred rent expense of $15,807,258 and $2,518,031 for the period ended December 31, 2000 and 1999, respectively. Rent payable was $1,872,832 and $2,123,136 at December 31, 2000 and 1999, respectively.

                          APPLE SUITES MANAGEMENT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 3.  COMMITMENTS AND RELATED PARTY  TRANSACTIONS.

     During 2000 and 1999, the Lessee entered into various debt agreements with the Company. The Lessee borrowed from the Company $673,650 for franchise fees, $145,300 for hotel supplies and $1,040,000 for working capital for 13 hotels. The promissory notes relating to these debt agreements bear interest at a rate of 9% per annum. Principal and interest payments are due monthly. The Lessee incurred interest expense of $125,460 and $10,915 related to the promissory notes for the period ended December 31, 2000 and 1999, respectively.

     The aggregate maturities of principal for promissory notes subsequent to December 31, 2000 are as follows:

               Year                                   Amount
               ----                                   ------

               2001............................     $ 144,665
               2002............................       158,236
               2003............................       173,080
               2004............................       187,066
               2005............................       172,412
               Thereafter......................       922,385
                                                   ----------
                                                   $1,757,844
                                                   ==========

     The Lessee has entered into license agreements with Promus to operate the hotels as Homewood Suites(R) by Hilton properties. These agreements have terms of 20 years and expire in 2019 and 2010. These agreements require the Lessee to, among other things, pay monthly franchise fees equal to 4% of gross suite revenue. License and franchise agreements contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by Promus to maintain uniformity in the system for Homewood Suites(R) by Hilton. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage, and protection of marks. Compliance with such standards may from time to time require significant expenditures for capital improvements which will be borne by the Company. In addition, the agreements provide that Promus will manage the daily operations of the hotels and provide advertising and promotion to include access to the reservation system for Homewood Suites(R) by Hilton. The Lessee is obligated to make monthly payments to Promus equal to 4% of total adjusted gross revenue for each of these functions, respectively. Total expenses incurred by the Lessee for franchise fees, advertising and promotion fees, and management fees totaled $4,203,049 in 2000 and $653,010 in 1999.

NOTE 4.  SHAREHOLDER'S  EQUITY.

     The Lessee requires or may require funds to capitalize its business to satisfy its obligations under Percentage Leases with the Company, dated September 17, 1999. To meet these objectives, the Lessee has two funding commitment agreements

                          APPLE SUITES MANAGEMENT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 4.  SHAREHOLDER'S EQUITY. - (CONTINUED)

     (together "Payor") of $1 million each from Mr. Knight and Apple Suites Realty Group, Inc., ("ASRG"), respectively. ASRG is owned by Mr. Knight. The funding commitments are contractual obligations of the Payor to provide funds to the Lessee. Funds paid to the Lessee under the commitments are to be used to satisfy any capitalization or net worth requirements applicable to the Lessee or the Lessee's payment obligations under the lease agreements and does not represent any indebtedness. The funding commitments terminate upon the expiration of the Percentage Leases, written agreement between the Payor and the Lessee, or repayment of all amounts to the Payor. As of December 31, 2000, no contributions have been made by the Payor to the Lessee. Upon the Company's acquisition of the Lessee, effective January 1, 2001, the funding commitments will be terminated.

NOTE 5. INCOME  TAXES.

     The Lessee is subject to federal and state income taxes. The Lessee incurred a loss during the period and as such has no income tax liability at December 31, 2000. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain. At December 31, 2000, the Lessee has $400,000 of net operating loss carryforwards which expire in 2020.

NOTE 6.  CREDIT  RISK.

     The Lessee maintains cash on deposit with Promus in a pooled investment account that potentially subjects the Lessee to a concentration of credit risk. At December 31, 2000 the Lessee has $1,614,002 on deposit with Promus.

NOTE 7. SUBSEQUENT  EVENT.

     On December 5, 2000, the Company's board of directors authorized the Company to pay $900,000 to Mr. Knight for all of the issued and outstanding stock of the Lessee, to be transferred effective January 1, 2001. Effective January 1, 2001, the Lessee will be a taxable subsidiary of the Company. Notwithstanding this stock transfer, the percentage leases, the management agreements and the license agreements remain in effect, since the only effect of the stock transfer is to substitute the Company for Mr. Knight as the shareholder of the Lessee. The funding commitments payable by Mr. Knight and ASRG to the Company have been terminated as a result of such acquisition by the Company.